November 7, 2018

John T. Rynd
President and Chief Executive Officer
Tidewater Inc.
6002 Rogerdale Road
Suite 600
Houston, TX 77072

       Re: Tidewater Inc.
           Registration Statement on Form S-1
           Filed October 29, 2018
           File No. 333-228029

Dear Mr. Rynd:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please include, or incorporate by reference to the extent you are eligible, the financial statements of GulfMark Offshore, Inc., along with the related pro forma financial statements, for the periods required by Article 8-04 to Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John T. Rynd
Tidewater Inc.
November 7, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or Laura
Nicholson, Special Counsel, at (202) 551-3584 with any questions you may have.



                                                           Sincerely,
FirstName LastNameJohn T. Rynd
                                                           Division of
Corporation Finance
Comapany NameTidewater Inc.
                                                           Office of
Transportation and Leisure
November 7, 2018 Page 2
cc:       Hope Spencer
FirstName LastName